RE: FILE NO. 82-2990
RULE 12g3-2(b)

BC FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSI

05013613

ISSUER DETAILS

NAME OF ISSUER:	GLOBAL COGENIX INDUSTRIAL CORPORATION
ISSUER ADDRESS:	#214 – 3540 West 41st Avenue Vancouver, B.C. V6N 3E6
ISSUER TELEPHONE NUMBER:	(604) 682-2201
ISSUER FACSIMILE NUMBER:	(604) 682-0318
CONTACT NAME AND POSITION:	Arthur W. Lilly, CEO
CONTACT TELEPHONE NUMBER:	(604) 682-2201
CONTACT EMAIL ADDRESS:	globalcogenix@telus.net
WEB SITE ADDRESS:	www.globalcogenix.com
FOR THE QUARTER ENDED:	October 31, 2005
DATE OF REPORT:	December 19, 2005

SUPPL

RECEIVED
2005 DEC 30 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CERTIFICATE

THE INFORMATION REQUIRED TO COMPLETE THIS FILING IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"Arthur W. Lilly"	Arthur W. Lilly	05/12/19
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATESIGNED(YY/MM/DD)

"Thomas R. Pallone"	Thomas R. Pallone, C.A.	05/12/19
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATESIGNED(YY/MM/DD)

PROCESSED
DEC 30 2005
THOMSON
FINANCIAL

12/30

GLOBAL COGENIX INDUSTRIAL CORPORATION
BC FORM 51-102F1
(Unaudited – Prepared by Management)

For the Period Ended October 31, 2005

Item 1.1 Date

The date of this filing is 19 December 2005, for the quarter ended 31 October 2005.

Item 1.2 Overall Performance

The Company was incorporated under the Company Act (British Columbia) on June 10, 1983.

The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses for the nine months to date of $463,110 and a loss of $150,577 for the current period compared to a loss for the nine months ended October 31, 2004 of $211,574 and a loss for the quarter ended October 31, 2004 of $119,763.

The year to date results include an expense of $231,000 for "stock based compensation" which is a calculation based on stock options granted during the year to date. The purpose of this calculation is to measure and recognize stock options as compensation regardless of whether the options are ever exercised.

The Company's cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the development projects. The continued operations of the Company is dependant upon obtaining additional equity financing until the projects provide sufficient cash flow. The Company intends to continue relying on these measures to finance its development activities to the extent such measures are available and obtainable under terms acceptable to the Company.

The Company is primarily engaged in the part ownership of the Boston Bar Hydroelectric plant and development of run of river hydroelectric projects near Boston Bar, British Columbia.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations. The inability to obtain sufficient cash flow would have an adverse material effect on the Company's business.

GLOBAL COGENIX INDUSTRIAL CORPORATION
BC FORM 51-102F1
(Unaudited – Prepared by Management)

For the nine months ended October 31, 2005

Item 1.3 Selected INTERIM Information

	October 31, 2005 $	October 31, 2004 $	October 31, 2003 $
Net Partnership Income	187,953	158,870	218,028
Net Income (loss) for the period	(463,110)	(211,574)	(96,258)
Basic Earnings (loss) per share	(0.005)	(0.001)	(0.006)
Net Assets (After accumulated depreciation) (1)	1,651,614	1,918,448	2,011,241
Total long-term financial liabilities (2)	2,292,942	2,419,579	2,509,519

(1) The investment in the Boston Bar, B.C. run of river hydroelectric plant is carried under the equity basis in the accounts.

Notwithstanding that the net investment of investment is shown at October 31, 2005 as $1,340,096 although the original cost was in excess of $3,500,000 and it is management's opinion that the fair market value of the investment in the partnership is also approximately $3,500,000.

The investment is periodically reduced through depreciation, expense and drawings paid to the company.

(2) The long-term debt is on the Boston Bar hydroelectric plant .The Boston Bar Partnership services the principal and interest payments. The power sales agreement with B.C. Hydro and the mortgage payable each mature in 2014.

Item 1.4 Results of Operations

Quarter Ended October 31, 2005

The loss from the company's interest in the power plant was $9,962 for the quarter (2004 - $7,100) while interest, development expenses and administrative expenses of $140,615 resulted in a loss for the quarter of $150,577 compared to a loss of $119,763 for the comparable quarter of 2004.

The 2005 results included interest costs for the quarter of $60,000 compared to $63,838 for 2004.

Item 1.5 Summary of Quarterly Results

	Three Month Period Oct 31 2005 $	Three Month Period July 31 2005 $	Three Month Period April 30 2005 $	Three Month Period Jan. 31 2005 $	Three Month Period Oct. 31 2004 $	Three Month Period July 31 2004 $	Three Month Period April 30 2004 $	Three Month Period Jan. 31 2004 $
Net Income (loss) for the Period	(150,577	(216,962)	(95,583)	57,852	(119,763)	11,228	(103,040)	(171,683)
Basic earnings (loss) per share	(0.005)	(0.011)	(0.004)	0.002	(0.006)	0.005	(0.005)	(0.01)

Due to net losses incurred during 2004 and 2005 and the average stock price being below the strike price, stock options and share purchase warrants outstanding, the computation of diluted loss per share is not included since the inclusion of such securities would be antidilutive.

Item 1.6 Liquidity

The Company had a working capital deficiency at October 31, 2005 of $35,121 including the $135,000 current amount due on the Boston Bar hydroelectric plant long term debt compared to $170,457 as of October 31, 2004.

The current portion of the long-term debt on the power plant included in current liabilities is paid by the Boston Bar Limited Partnership.

The net effect of the quarterly transactions was an increase in cash of $132,044 for the quarter ended October 31, 2005 compared to a decrease in cash of $34,487 for the comparable October 2004 quarter.

Item 1.7 Capital Resources

The Company does not have any capital cost agreements or commitments.

Item 1.8 Related Party Transactions

During the three months to October 31, 2005, the Company incurred $15,000 (2004 - $15,000) in remuneration to a company controlled by the President of the Company and $12,000 to a director (three months to October 31, 2004 – $12,000) for consulting services.

Item 1.9 Critical Accounting Estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the year reported. Specifically, estimates were utilized in calculating amortization. Actual results could differ from these estimates and the differences could be material.

Item 1.10 Financial Instruments and Other Instruments

Cash and cash equivalents, accounts receivable, amounts due to related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Incentive Stock Options

The Company may grant incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company. Stock options are in consideration for services. The Board of Directors of the Company determines the exercise price. Options have a maximum term of five years and terminate 30 days after the termination of employment or other contracting arrangement of the option holder. Once approved and vested, options are exercisable at any time until expiry or termination as above.
The following stock options were outstanding at October 31, 2005:

Number of Shares	Type of Option	Exercise Price per Share	Expiry Date
75,000	Non Vesting	$0.10	January 28, 2006
550,000	"	0.10	August 30, 2006
100,000	"	0.15	February 22, 2007
900,000	"	0.35	March 31, 2007
650,000	"	0.11	August 31, 2010
2,125,000			

The weighted average exercise price for options outstanding at October 31, 2005 is $0.22 per share.

Share Purchase Warrants

The following share purchase warrants to purchase shares of the Company are outstanding at October 31, 2005:

Number Of Shares	Price per share	Expiry Date
35,000	$0.50	March 15, 2006

1.12 October 31, 2005 Interim MD&A

Global Cogenix Industrial Corporation, (the "Company") is in the hydroelectric generation business through a Joint Venture interest in a 7 MW hydroelectric plant near Boston Bar, B.C.

The Company's operating results for the three months ended October 31, 2005 was a loss of $150,577, compared to a loss of $119,763 for the similar three months of 2004.

The operations for the period included the results of the Boston Bar Generating Station for July, August and September 2005 whose revenue amounted to 89% of target revenue for the quarter.

B.C. Hydro announced a Call for Power for electric power in December 2005 which the Company will Tender in 2006.

Management has determined that the parties with whom the Company and a wholly owned subsidiary contracted in March 2004, has not put into effect agreed steps necessary for the installation of the solar/wind project at Paso Robles, California and the project has not been accomplished. Management has decided that the Company will not proceed with the contract for the solar/wind project at Paso Robles, California and intends to seek compensation from the contractor including return of all funds and value provided them and its principals.

1.13 Other M.D.&A. Requirements

Additional information relating to the Company is available on www.sedar.com

Submitted on behalf of the Board of Directors.
Global Cogenix Industrial Corporation

"A.W. Lilly"

Arthur W. Lilly
President

This quarterly report contains forward-looking statements that are based on management's expectations and assumptions. They include statements preceded by words and phrases such as "intend", "believe", "will be expected", "is estimated", "plans", "anticipates", or stating that certain actions, events or results "will", "may" or "could" be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.

FILE NO. 82-2990
RULE 12g3-2(b)

GLOBAL COGENIX INDUSTRIAL CORPORATION

Vancouver, B.C.

CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months ended October 31, 2005
(unaudited)

GLOBAL COGENIX INDUSTRIAL CORPORATION
Consolidated Balance Sheets
As at October 31, 2005 (unaudited) and January 31, 2005

	October 31 2005 $	January 31 2005 $
ASSETS		
Current		
Cash	177,997	35,315
Amounts receivable	732	832
	178,729	36,147
Deferred project costs	20,289	53,869
Hydroelectric projects	112,500	112,500
Boston Bar Limited Partnership	1,340,096	1,710,664
	1,651,614	1,913,180
LIABILITIES		
Current		
Accounts payable	78,850	105,368
Current portion of long term debt	135,000	138,189
	213,850	243,557
Long term debt	2,157,942	2,252,881
	2,371,792	2,496,448
SHAREHOLDERS DEFICIENCY		
Share capital Note 2 (a)	8,279,829	8,154,888
Contributed surplus Note 2 (b)	302,650	101,391
Deficit	(9,302,657)	(8,839,547)
	(720,178)	(583,268)
	1,651,614	1,913,180

Approved on behalf of the Board of Directors:

"A.W. Lilly" Director

"T.R. Pallone" Director

See notes to consolidated financial statements

GLOBAL COGENIX INDUSTRIAL CORPORATION

Consolidated Statements of Earnings and Deficit
For the nine months ended October 31, 2005 and 2004

	Three Months Ended		*Nine Months Ended*	
	October 31		October 31	
	2005	2004	2005	2004
	$	$	$	$
Revenue				
Partnership income (loss)	(9,962)	(7,100)	187,953	158,870
Expenses				
Communication and shareholder information	1,666	1,598	37,041	2,941
Consulting and management fees	15,000	15,000	45,000	45,000
Regulatory and transfer fees	3,979	(280)	11,682	14,410
Foreign exchange loss	2,251	901	5,294	901
Interest on long-term debt	60,000	63,838	183,112	191,514
Office and administration	6,281	5,122	17,281	14,219
Professional fees	315	-	14,049	19,495
Project investigation costs	48,799	24,421	95,288	77,575
Stock based compensation	-	-	231,000	-
Travel	2,324	2,063	11,316	4,389
	140,615	112,663	651,063	370,444
Net Loss	(150,577)	(119,763	(463,110)	(211,574)
Deficit - Beginning	(9,152,080)	(8,531,545)	(8,839,547)	(8,439,734)
Deficit – Ending	(9,302,657)	(8,651,308)	(9,302,657)	(8,651,308)
Profit (Loss) per share	(0.005)	0.006	(0.02)	(0.001)
Weighted average number of common shares outstanding	21,696,000	20,981,000	21,696,000	20,981,000

See notes to consolidated financial statements

GLOBAL COGENIX INDUSTRIAL CORPORATION

Consolidated Statements of Cash Flows

For the nine months ended October 31, 2005 and 2004

	Three Months Ended		Nine Months Ended	
	October 31		October 31	
	2005 $	2004 $	2005 $	2004 $
Cash provided by (used in):				
Operating Activities				
Net profit (loss) for the period	(150,577)	(119,763	(463,110)	(211,574)
Items not involving cash:				
Stock Based Compensation	-	-	231,000	-
Share of (income) loss from limited partnership	9,962	7,100	(187,953)	(158,870)
Changes in other non–cash operating items	(176,748)	11,838	45,819	(21,964)
	(317,363)	(100,878)	(374,244)	(392,408)
Investing Activities				
Deferred project costs	(36,951)	-	(38,656)	-
Limited partnership drawings	256,020	93,818	558,520	281,454
	219,069	93,818	519,864	281,454
Financing Activities				
Repayment of long term debt	(33,750)	(29,980)	(98,138)	(89,940)
Issuance of share capital	-	2,500	95,200	188,450
	(33,750)	27,480	(2,938)	(98,510)
Increase (decrease) in cash during period	132,044	(34,487)	142,682	12,444
Cash – beginning	45,953	40,328	35,315	18,285
Cash – ending	177,997	5,841	177,997	5,841
Supplemental cash flow information:				
Interest paid	60,000	63,838	183,112	191,514

See notes to consolidated financial statements

Note 1. BASIS OF PRESENTATION

These interim consolidated financial statements should be read in conjunction with the Corporation's most recent financial statements and notes included in the annual report for the year ended January 31, 2005. These financial statements follow the same accounting policies and methods as the recent annual financial statements.

Historically, the nine months operating results are not necessarily indicative of results to be expected for the entire year ending January 31, 2006.

Note 2. SHARE CAPITAL

(a) Authorized

100,000,000 common shares of no par value.

Issued:	Shares	$
Balance January 31, 2005	20,981,165	8,154,888
Stock Options exercised	810,000	81,000
Shares for Debt	142,000	14,200
Fair value of stock options allocated to shares when issued on exercise	-	29,741
	21,933,165	8,279,829

(b) Contributed Surplus

	$
Balance January 31, 2005	101,391
Stock – based compensation on stock options granted during the six months	231,000
Less stock options exercised	(29,741)
Balance, October 31, 2005	302,650

Note 3. OPTIONS AND WARRANTS

As at October 31, 2005 there were 2,125,000 Stock Options and 35,000 share purchase warrants outstanding.

Note 4. UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed the unaudited financial statements for the period ended October 31, 2005.

Global Cogenix engages RCP Consulting Group for Investor Relations services

Vancouver, British Columbia December 22, 2005– Global Cogenix Industrial Corporation **(TSX-V: GGX), (OTCPK: GBXIF)** is pleased to announce the terms agreed with RCP Consulting Group of Vancouver, Canada to develop and execute a comprehensive Investor Relations strategy.

RCP Consulting Group has been engaged for a minimum of six months at a monthly fee of CAD $3,500 and in addition to the fee being paid Global Cogenix has granted to RCP Consulting Group *300,000 stock options with an exercise stock price of $0.15 per option and a one-year expiration.*

RCP Consulting Group provides a full range of Investor Relations services for publicly traded companies, creating for them a strong market presence, professional image, enhancing company recognition and maximizing shareholder value.

About Global Cogenix Industrial Corporation

Global Cogenix Industrial Corporation (GCIC) is a power generation company located in Vancouver, British Columbia, specializing in hydroelectric power generation. GCIC is a partner in a seven- megawatt hydroelectric generating plant at Scuzzy Creek, British Columbia and has two run of river hydroelectric projects which will be tendered in the F2006 B.C. Hydro CFT.

For further information on GCIC, please visit the Company's web site at www.globalcogenix.com

On behalf of the Board of Directors of
Global Cogenix Industrial Corporation

"A.W. Lilly"

A.W. Lilly
President

Contact Information:

Global Cogenix Industrial Corp.
214-3540 West 41st Ave.
Vancouver, B.C.
V6N 3E6
Tel: 604.682.2201
Fax: 604682.0318
E-mail: globalcogenix@telus.net
Website: www.globalcogenix.com

File No. 82-2990
RULE 12g3-2(b)

GLOBALCOGENIX INDUSTRIAL CORPORATION

December 21, 2005

NEWS RELEASE

Global Cogenix Industrial Corporation (the "Company") **(TSX-V:GGX), (OTCPK: GBXIF)** announces a private placement for 2,000,000 units at $0.10 per unit. Each unit comprises of one common share plus an additional warrant for one year at a price of $0.12 per share or for two years at a price of $0.15 per share.

The securities are subject to a four month hold period.

The funds raised will be used for working capital and to fund the engineering and other costs for the Company's two Hydroelectric projects, Log Creek and Kookipi Creek, for which the Company intends to submit tenders in the B.C. Hydro F2006 Open Call for Power.

The Company owns an interest in a run of river hydroelectric plant near Boston Bar, B.C. and is focusing on developing a portfolio of run of river hydroelectric projects in British Columbia.

On behalf of the Board of Directors of
Global Cogenix Industrial Corporation

"Arthur W. Lilly"

Arthur W. Lilly
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For Further Information Please Contact:

Global Cogenix Industrial Corporation
#214 – 3540 West 41st Avenue
Vancouver, B.C. V6N 3E6

E-mail: globalcogenix@telus.net
Telephone: 604-682-2201